FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   July 28, 2005



GEORGIA-PACIFIC CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Georgia	001-03506	93-0432081
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

133 Peachtree Street, N.E., Atlanta, Georgia   30303
(Address of Principal Executive Offices)   (Zip Code)

Registrant's telephone number, including area code: (404) 652-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨ Soliciting material pursuant to Rule 14a-12 under the Securities Act (17 CFR 240.14a-12)

¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information in this Form 8-K, including Exhibit 99.1, is furnished in accordance with SEC Release No. 33-8216. The information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On July 28, 2005, Georgia-Pacific Corporation issued a press release regarding financial results for the fiscal quarter ended July 2, 2005, a copy of which press release is attached hereto as Exhibit 99.1 and is incorporated herein by this reference.

Item 9.01 Financial Statements and Exhibits.

(c) *Exhibits*.

99.1   Press release issued by Georgia-Pacific Corporation on July 28, 2005 regarding financial results for the second fiscal quarter of 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 28, 2005

GEORGIA-PACIFIC CORPORATION

By: /s/ WILLIAM C. SMITH III
Name: William C. Smith III
Title: Secretary

EXHIBIT INDEX

99.1   Press release issued by Georgia-Pacific Corporation on July 28, 2005 regarding financial results for the second fiscal quarter of 2005.